

Mail Stop 7010

February 14, 2008

By U.S. Mail and facsimile to (574) 522-5213

Andy L. Nemeth
Executive Vice President-Finance and Chief Financial Officer
Patrick Industries, Inc.
107 W. Franklin Street
Elkhart, Indiana 46515

> **Re:** **Patrick Industries, Inc.**
> **Amendment No. 3 to Form S-3**
> **Filed February 13, 2008**
> **File No. 333-146824**

Dear Mr. Nemeth:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3

Recent Developments, page 11

Credit Agreement, page 12

1. You indicate that based on your operating loss for the fourth quarter of 2007, in combination with the results for the three previous fiscal quarters, your leverage ratio for the four quarters ended December 31, 2007 exceeded the allowable ratio. You also indicate that you have discussed this issue with your lead bank and are in the process of approaching other lenders to amend the credit agreement and for a waiver of this particular covenant. You indicate that you will have a waiver prior to the issuance of your audited financial statements and as a result you have not reclassified any long-term debt to current liabilities in the balance sheet on page 12. We remind you that it is not appropriate to consider the likelihood of the lender waiving the violation in classifying your debt in the balance sheet presented. Since it appears that your lender has not committed to a waiver as of the expected effectiveness date of your Form S-3, it is virtually certain that you

Andy L. Nemeth
Patrick Industries, Inc.
February 14, 2008
Page 2

have violated a loan covenant as of December 31, 2007 and this event continues to exist as of the date of your expected S-3 effectiveness, please revise your balance sheet on page 12 to reflect the credit facility as current accordingly. In addition, you also indicate that your senior notes contain cross default provisions that would be triggered as a result of a default in your credit agreement. Please also revise your balance sheet to classify the senior notes as a current liability as well. Alternatively, if you choose to delay effectiveness of your Form S-3 until you receive a waiver from your lenders, you may continue to classify your credit facility and senior note debt as long-term as long as you meet the requirements of EITF 86-30 and your waiver is for a period greater than one year from your balance sheet date.

Risk Factors, page 15

Our recent performance may compromise our ability to comply with the financial covenants in our Credit Facility, page 18

2. Your current disclosure discusses the violation of your leverage ratio financial covenant and your plan to remedy this violation by obtaining a waiver of this particular covenant from the lender prior to the issuance of your audited financial statements. However, your current disclosure does not discuss the possible implications if a waiver is not obtained. Please revise your risk factor disclosure to discuss the implications to your liquidity, financial position, and operations, if you are unable to obtain a waiver prior to the issuance of your annual financial statements on Form 10-K. Please specifically address how you plan to address any liquidity issues that may arise from a potential default of your credit facility and senior notes.

General

3. In your Form 10-K for the year ended December 31, 2007, please disclose the specific terms of any waivers received, including what covenant was waived, by which lenders, the length of the waivers and the costs of obtaining such waivers, to the extent applicable.

* * * *

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Haynes, Senior Staff Accountant, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert A. Schreck, Jr. (*via facsimile* 312/984-7700)
        Heidi Steele
        McDermott Will & Emery LLP
        227 West Monroe Street
        Chicago, Illinois 60606